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SEC
Mail Processing
Section
NOV 28 2012
Washington DC
401

SECURITIES

12062884

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-11 (MM/DD/YY) AND ENDING 09-30-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin Templeton Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD
12/17

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp of September 30, 20 12, are true and correct. I further swear (or affirm) t neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any accour classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this 11th day of November
by Elaine Jennings Sabatino
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.


LINDA LE
COMM. # 1907622
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP. NOV. 6, 2014



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **[None-Not Applicable]**
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

401

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition
September 30, 2012


pwc

Franklin Templeton Financial Services Corp.

Report on Audit of Statement of Financial Condition
September 30, 2012



Report of Independent Auditors

Board of Directors of
Franklin Templeton Financial Services Corp:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Franklin Templeton Financial Services Corp. (the "Company", a wholly-owned subsidiary of Franklin Resources, Inc.) as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 14, 2012

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2012

Assets	
Cash and cash equivalents	$ 855,236
Deposits and prepaid expenses	59,074
Total assets	$ 914,310
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 78,882
Due to affiliates	50,547
Income taxes payable	1,628
Total liabilities	131,057
Commitments and contingencies (Note 5)	
Stockholder's equity	
Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding	100,000
Capital in excess of par value	3,505,169
Accumulated deficit	(2,821,916)
Total stockholder's equity	783,253
Total liabilities and stockholder's equity	$ 914,310

See Notes to Statement of Financial Condition .

1. Business

Nature of Operations

Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "Parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company has a services agreement with a third-party investment manager under which the Company provides placement services to the investment manager.

Risks and Uncertainties

Although the performance of the financial markets showed improvement during the fiscal year ended September 30, 2012 ("fiscal year 2012"), the business environment in which the Company operates remains uncertain and subject to change. There is also uncertainty associated with the regulatory environment in which the Company operates. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act imposes additional restrictions and limitations on the Company and will likely result in increased scrutiny and oversight of its financial services and products as the various rules and regulations required for implementation continue to be adopted. Due to the complexity and broad scope of the Reform Act and the time required for regulatory implementation, the Company is not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Reform Act, or the impact of all of the changes in regulation. The Company will continue to review and evaluate the Reform Act and the extent of its impact on the business as the various rules and regulations required for implementation are adopted.

2. Significant Accounting Policies

Basis of Presentation

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 14, 2012, which is the date that the financial statement was issued.

Cash and cash equivalents

Cash and cash equivalents include non-interest-bearing deposits with financial institutions and other highly liquid investments, including money market funds that Franklin or its affiliates sponsor, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Allocation of Intercompany Costs

Certain management, accounting information systems and technology, and other administrative costs are allocated to the Company by its affiliates. These allocations are based on estimates and assumptions that are periodically reviewed and adjusted by management.

Income Taxes
The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files combined New York state and New York city income tax returns with other Franklin affiliates.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis, the valuation allowance were released, the release of such valuation allowance would be reflected in the Company's statement of operations in the year of release. Consistent with the Agreement, upon release of the valuation allowance, the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2012:

	Amount
Non-interest-bearing deposits with financial institutions	$ 221,236
Sponsored money market funds	634,000
Total	$ 855,236

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. Money market funds are sponsored by wholly owned subsidiaries of Franklin or its affiliates.

4. Taxes on Income

The Company's income tax provision is determined on a separate company basis as if the Company were the corporate taxpayer without consideration of the tax sharing agreement with Franklin. The Company then applies the tax sharing policy and any adjustments to deferred tax assets and liabilities are reflected in stockholder's equity.

The components of the net deferred tax asset as of September 30, 2012 were as follows:

	Amount
Deferred taxes	
State net operating loss carry-forward	$ 393,925
Total deferred tax assets	393,925
Valuation allowance	(393,925)
Total deferred tax assets, net of valuation allowance	$ -

At September 30, 2012, there were approximately $5.0 million in federal net operating loss carry-forwards expiring between 2022 and 2032. The tax impact of those loss carry-forwards is approximately $1.8 million and is fully offset by a valuation allowance. The Company has not realized the tax benefit of the federal net operating loss due to the uncertainty of realizing such benefit in future years. The Company maintains memorandum accounting for its federal net operating loss carry-forwards. All of the $5.0 million federal net operating loss carry-forward has been utilized by Franklin for memorandum accounting purposes.

At September 30, 2012, there were approximately $5.0 million and $1.9 million in New York state and city net operating loss carry-forwards, respectively, expiring between 2022 and 2032. The tax impact of those loss carry-forwards is approximately $0.4 million and is fully offset by a valuation allowance. The Company has not realized the tax benefit of the New York net operating losses due to the uncertainty of realizing such benefit in future years.

At September 30, 2012, the Company had no gross unrecognized tax benefits.

5. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, an adequate accrual has been made as of September 30, 2012, to provide for any probable losses that may arise from these matters for which the Company could reasonably estimate an amount.

6. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates relate to these transactions. Franklin has agreed to continue to provide the financial support necessary to fund the Company's operations.

7. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting

indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2012, the Company had net capital of $711,499, which was $661,499 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was 0.2 to 1.


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